Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on August 10, 2005]

E-mailed by: Factiva Publisher
Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
VNU sees more cost savings at marketing division from offshoring
Nielsen Drives VNU Growth, Magazines Shift From Ad Sales To Trade Shows
Dutch VNU Sees up to 210 mln Euro CAPEX 2005
VNU CFO Sees More Offshoring Across The Group
UPDATE 3-Nielsen TV ratings unit lifts VNU core profit
VNU expects decline in annual free cashflow
Dutch VNU Posts 105 Mln Euro Net Profit H1 2005
NEWS SNAP: VNU 1H Net Profit Dn 9.5%, Organic Sales Rise
Dutch VNU first half profit falls to €105 million on weak dollar, taxes
VNU 1H 05 Sales EUR1.65B Vs EUR1.62B
VNU Delivers Strong Organic Revenue and EBITDA Growth in 2005 First Half

     VNU sees more cost savings at marketing division from offshoring
496 words
05:32 pm, 10/08/2005
AFX International Focus (Internal Content) English Copyright AFX News, 2005 All reproduction and presentation rights reserved.
AMSTERDAM (AFX) — VNU NV expects to realize more cost savings at its marketing information division from outsourcing and moving some services to India, CFO Rob Ruijter said at a news conference on interim results.
     The company has already outsourced around 300 jobs at the unit, mainly for product development and data services at ACNielsen in the US. This includes transferring some activities to ACNielsen’s Indian subsidiary.
     The company expects to outsource or move to India another 500 jobs in the next year and 300 jobs in both 2006 and 2007, focusing on data input and output and customer services.
     While the move may lead to permanent job losses, Ruijter was unable to put a figure on the possible reduction or associated costs. He expects savings from the plan to be in the ‘double-digit millions’.

     VNU has been working to lower costs at the marketing division in order to offset slowing sales growth. Results have been under pressure as VNU’s clients in the consumer products sector suffer from the weak economy in Europe. The company is also investing heavily in a reorganization of its European data activities.
     CEO Rob van de Bergh said he expects margins at Marketing Information to improve in the second half, as comparisons get easier. Costs for the data factory reorganization already started in the second half last year.
     The new data services have been rolled out already the Netherlands and the CEO said customers are already showing a positive response.
     For the full year, he expects the marketing division to at least maintain margins at a similar level to 2004.
     In the first half, the margin improved to 12.9 pct from 11.5 pct last year, when margins were pressured by restructuring costs. Excluding the costs, EBITDA was essentially unchanged in the first half of 2005, the company said.
     On the company’s EPS outlook for 2005, Ruijter said the forecast of 0.85-0.90 eur excludes any possible financial gains or losses related to the valuation of hedging instruments. Under IFRS the company is required to revalue its financial instruments based on current exchange rates, which could lead to a fluctuation in net earnings.
     Ruijter added that VNU will hold a conference call next week to discuss further the effects of IFRS.
     The 2005 outlook compares to a result of 0.95 eur per share in 2004, with the drop this year due mainly to the sale of the group’s telephone directories division last year, the CFO said.
     Finally on the company’s media measurement division, division CEO Susan Whiting attempted to remove some uncertainty regarding a proposal in the US Congress to require accreditation of media ratings methods used by company’s like VNU’s Nielsen Media Research.
     VNU has proposed instead a voluntary code of conduct and has received widespread support from the advertising and media industries as well as consumer interest groups, she said. The strong industry lobby against the Senate bill is expected to lead to its rejection by Congress, she said.
amsterdam@afxnews.com
422633

     Nielsen Drives VNU Growth, Magazines Shift From Ad Sales To Trade Shows
Joe Mandese
526 words
11/08/2005
MediaPost (Internal Content)
English
VNU’S MOST CONTROVERSIAL UNIT IS also its most profitable and fastest-growing one. According to results released today by the world’s largest marketing research supplier, Nielsen Media Research outpaced all other operations during the first half of 2005, and is poised to be its most profitable division for the remainder of the year.

     While VNU’s Media Measurement & Information unit—primarily comprised of Nielsen Media Research—accounted for only 27 percent of VNU’s sales during the first half, it generated 42 percent of its profits, according to the earnings statement.
     Media research sales, in fact, grew at 11 percent during the first half—nearly twice the 6 percent overall growth rate for VNU. That trend is expected to continue for the remainder of the year, with media research growth projected at 10 percent, compared with 6 percent for VNU overall.
     The results come at a time when Nielsen is the subject of a Congressional probe over its methods and business practices, which some critics believe could lead to the first federal regulation of the media ratings business. While VNU did not disclose Nielsen’s expenses, it’s been reported recently that the company has been shelling out millions of dollars in PR, lobbying, and political donations in an effort to sway political and public sentiment in its favor.
     VNU’s earnings statement said nothing of the controversy, or the potential threat of regulation. It also made no reference to an antitrust suit filed by U.S. TV ratings rival erinMedia. Instead, VNU Chairman-CEO Rob van den Bergh noted that Nielsen is poised for even greater growth, and is “developing many promising new audience and advertising measurement services.” While he provided no details, trade reports this week said Nielsen is developing a new method of measuring TV viewer engagement with programming and advertising.
     Online ratings provider Nielsen//NetRatings, which is 60 percent owned by VNU, is also experiencing rapid growth, the company said, signaling out growth from the unit’s NetView audience measurement service in the U.S., as well as the expansion of the MegaPanel service to measure e-commerce activity, and a strong performance from SiteCensus products, used to measure Web site ROI. VNU said Nielsen//NetRatings losses have narrowed to $260 million during the first half of 2005 from $4.5 million during the first half of 2004.
     Another big turnaround area for VNU is its trade magazine publishing unit, due in large part to its aggressive expansion into trade shows. While ad pages have been slipping for business magazines like VNU’s Adweek, Billboard, and The Hollywood Reporter, van den Bergh said trade shows now account “for the great majority” of the magazines’ earnings. “Looking to the future, we continue to introduce new trade shows and expand existing concepts into new markets, and develop new e-media platforms, rich data, and other information services that should spur additional growth,” he said, although the earnings statement said the growth in trade shows was “partly offset by the still-difficult market conditions in some industry segments served by VNU’s trade publications, particularly the music industry.” The latter reference was to Billboard magazine, which has been struggling along with the music industry’s transition to digital downloads.
     Joe Mandese is Editor of MediaPost.
422632

     Dutch VNU Sees up to 210 mln Euro CAPEX 2005
235 words
10/08/2005
Dutch News Digest
English

(c) Copyright 2005 AII Data Processing Ltd. All Rights Reserved. News digest produced by AII Data Processing Ltd. For further details of international press reviews: www.aiidatapro.com , e-mail: adp@aiidatapro.com; Tel.:+359 2 987 64 98; Fax: +359 2 986 17 13.
Dutch publishing and market research company VNU expects its capital expenditures (CAPEX) to amount to between 190 mln euro ($234.8 mln) and 210 mln euro ($259.5 mln) in 2005, the company said on August 10, 2005.
VNU earlier expected CAPEX of some 200 mln euro ($247.1 mln) for 2005.
VNU plans to relocate some 1,500 full-time jobs at its Marketing Information (MI) unit to low-wage countries in the coming years. During the coming 12 months VNU will relocate 500 full-time jobs, and subsequently the company will relocate some 300 full-time jobs per year. The company has already transfered 200 MI jobs to offshore locations under the reorganisation programme, called Operation Atlas. The reorganisation is expected to result in savings of some 20 mln euro ($24.7 mln).
[Editor’s note: VNU posted a net profit of 105 mln euro ($129.7 mln) for the first half of 2005, compared to a net profit of 114 mln euro ($140.9 mln) for the same period of 2004, the Dutch News Digest reported earlier on August 10, 2005.]
www.fd.nl <a href=“http://www.aiidatapro.com">http://www.aiidatapro.com
Source: Het Financieele Dagblad, AII Data Processing Ltd. (NI/PT/RD)
DUTCPD0020050810e18a00105

     VNU CFO Sees More Offshoring Across The Group
386 words
02:51 pm, 10/08/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.
     Roberta Cowan
     Of DOW JONES NEWSWIRES
AMSTERDAM (Dow Jones)—VNU NV (38987.AE) Chief Financial Officer Rob Ruijter told Dow Jones Newswires Wednesday a cost-savings model to offshore jobs from its Marketing Information division, could be replicated and applied across the group.
Speaking in Amsterdam during the presentation of VNU’s second-quarter results, Ruijter said 1,500 jobs, or more, from the Marketing Information division, will be outsourced to countries including India, over the next three years.
However, he declined to reveal the expectations or scope of VNU’s so-called ‘Cost Savings Initiative-Project Five.’
Ruijter said it was too early to quantify cost-saving targets, but said VNU is looking at “double-digits, in the millions.” [ 10-08-05 1251GMT ]
Ruijter said the jobs to offshored, from the marketing division’s data processing and client services departments, will mainly come from Europe and North America. Some jobs in Asia and Latin America may also be outsourced.

The market was expecting VNU, the world’s largest market-research company, to broach the subject of cost savings Wednesday, particularly as Ruijter is remembered for cutting costs at the Dutch airline KLM prior to its merger with Air France (3112.FR).
Ruijters, who has been with VNU for almost a year, declined to say whether the company will book restructuring charges for the offshoring and future layoffs.
“The earliest time VNU will update the market on offshoring and cost savings will be at the December trading update,” Ruijter said adding, “but it could also be later than that, say, at the full-year results next year, or even when the IMS Health merger is announced.”
Last month, the Haarlem, Netherlands-based company said it would buy IMS Health (RX), a data collection company focused on the pharmaceutical and over-the-counter health products. He confirmed the deal is “on track” to close at the beginning of next year.
Ruijter also said Wednesday free cash flow for this year could be a “bit lower,” around $225 million to $250 million, down from the $250 million last year due in part to the disposal of its World Directories unit last year.
—By Roberta Cowan, Dow Jones Newswires, roberta.cowan@dowjones.com; 31 20 6260770 [ 10-08-05 1318GMT ] DJI0000020050810e18a0011o

     UPDATE 3—Nielsen TV ratings unit lifts VNU core profit
By Jeffrey Goldfarb
779 words
07:45 am, 10/08/2005
Reuters News
English
(c) 2005 Reuters Limited
(Adds executive comments on cost cutting, people meters)
LONDON, Aug 10 (Reuters) — VNU reported an 11 percent rise in first half like-for-like core profit thanks to a strong performance at its Nielsen television ratings unit, which the group tipped as its top performer for the rest of the year.
The Dutch company, which agreed last month to buy U.S. health-care data provider IMS Health for 5.5 billion euros ($6.8 billion), said on Wednesday that earnings before interest, taxes, depreciation and amortisation (EBITDA) rose 5.7 percent to 296 million euros compared with 280 million.
On a like-for-like basis, the rise was 11 percent.
Organic revenue, which excludes currency effects, acquisitions and divestitures, rose 6 percent to 1.65 billion euros.
“There seem to be no disasters and no downward revisions, and on balance that’s good news,” said one analyst who follows the company, who asked not to be named.
The world’s largest market research company forecast that EBITDA would grow by a high-single-digit percentage in the second half and low-double-digit for the full year.

“Each of our business groups is healthy and performing well, as client demand continues to grow for the information and services we provide,” Chief Executive Rob van den Bergh said in a statement.
The shares were up 2.2 percent at 24.57 euros by 0925 GMT in Amsterdam.
VNU has transformed itself from a Dutch magazine and newspaper publisher into a U.S.-focused business information company with a series of multi-billion-euro acquisitions over the past five years. It is planning to seek a U.S. listing and has shifted key operations from the Netherlands to New York.
The company said it plans to shift more jobs to low-cost centres, including in India, though VNU did not specify how much money would be saved with the initiatives.
Chief Financial Officer Rob Ruijter said another 500 jobs will be moved offshore over the next year, on top of the 200 already completed or underway for systems support and data collection. An additional 600 are expected by 2008.
PEOPLE METERS CONTROVERSY
VNU’s organic revenue is expected to grow at about 6 percent for the rest of the year, with the media measurement and information division, which includes TV ratings, seen up by at least 10 percent.
The company is facing opposition to its new electronic Local People Meters rating system, which is replacing the handwritten logs TV watchers use now and is already established in seven of the top 10 U.S. markets.
Critics argue the new system undercounts minority groups, though VNU has received support from a number of advertisers and broadcasters even as it fights legislation that could impede its rollout.
“It continues to be something that requires quite a bit of effort on the lobbying side,” Ruijter said.
The head of the division, Susan Whiting, said she thinks VNU will succeed in keeping any new ratings systems monitored by a voluntary code of conduct rather than the mandatory board approval proposed by lawmakers.
“I think there’s growing support for our position here,” she said at a press conference. “The important thing is that the people whose money this is — the advertisers — oppose this legislation.”
Advertisers and broadcasters use television ratings to set ad rates.
The MMI unit also includes NetRatings, the Web-use measurement business 60 percent-owned by VNU, which saw strong first-half revenue growth as advertisers shift more of their spending from TV.
VNU’s largest unit, marketing information, which tracks data about consumer goods sales, is expected to see revenues rise by 4 to 5 percent this year, while business information, which includes trade shows and the Hollywood Reporter and Accountancy Age magazines, is expected to grow 4 percent.
“Although the organic revenue growth for the MI division was only 4 percent in H1 2005, VNU expects acceleration in H2. This is an encouraging statement,” SNS Securities analysts said in a note.
Earnings per share for the year are seen in the range of 0.85 euros to 0.90 euros. The company blamed the expected EPS fall, from 0.95 euros in 2004, on the sale of its directories business.
VNU said it would pay an interim cash dividend of 0.12 euros per common share on Aug. 23. The 7 percent preferred shares will receive an interim dividend of 0.64 euros. (Additional reporting by Melanie Cheary in Amsterdam) LBA0000020050810e18a000fx

     VNU expects decline in annual free cashflow
92 words
11:08 am, 10/08/2005
Reuters News
English
(c) 2005 Reuters Limited
LONDON, Aug 10 (Reuters) — VNU , the world’s largest market research company, said on Wednesday it expects a decline in 2005 free cashflow to between 225 million euros ($278.4 million) and 250 million euros from 250 million a year ago.
Chief Financial Officer Rob Ruijter said in response to a question during a press conference in Amsterdam the drop would be because of restructuring charges it disclosed earlier.
LBA0000020050810e18a000vo

     Dutch VNU Posts 105 Mln Euro Net Profit H1 2005
251 words
10/08/2005
Dutch News Digest
English
(c) Copyright 2005 AII Data Processing Ltd. All Rights Reserved. News digest produced by AII Data Processing Ltd. For further details of international press reviews: www.aiidatapro.com, e-mail: adp@aiidatapro.com; Tel.:+359 2 987 64 98; Fax: +359 2 986 17 13.
Dutch publishing and market research company VNU posted a net profit of 105 mln euro ($129.7 mln) for the first half of 2005, compared to a net profit of 114 mln euro ($140.9 mln) for the same period of 2004, the company said on August 10, 2005.
The company’s earnings per share (EPS) decreased to 0.41 euro ($0.51) from 0.45 euro ($0.56). According to VNU, the decrease of the financial results in the first half of 2005 was related to negative effects from the currency rates.
VNU generated a turnover of 1.648 bln euro ($2.036 bln), compared to a turnover of 1.623 bln euro ($2.005 bln). Operating profit increased to 176 mln euro ($217.5 mln) from 161 mln euro ($198.9 mln). Earnings before interest, tax, depreciation and amortisation (EBITDA) totalled 296 mln euro ($365.7 mln). No comparative figures were available.
VNU expects to report EPS of between 0.85 euro ($1.05) and 0.90 euro ($1.11) for full 2005, and the company announced expectations for a non-consolidated turnover growth of some 6.0 pct year-on-year for complete 2005.
(Note: Unless otherwise stated, all figures/comparisons are for H1 2005/ H1 2004)
     www.eurobench.com
Source: EuroBench (MU/NA/JM)

DUTCPD0020050810e18a000gp

     NEWS SNAP: VNU 1H Net Profit Dn 9.5%, Organic Sales Rise
By Roberta Cowan
Of DOW JONES NEWSWIRES
636 words
09:54 am, 10/08/2005
Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.
AMSTERDAM (Dow Jones)—VNU NV (38987.AE) Wednesday posted a 9.5% drop in first half net profit due to the impact of exchange rates, but said organic sales rose 6%, boosted by strong sales at the Media Measurement & Information unit.
The company also said its takeover of U.S.-based healthcare data provider IMS Health Inc (RX) for $7 billion in cash and shares, or around EUR5.8 billion, in on track.
VNU, the world’s largest market-research company said first half net profit attributable to shareholders was EUR105 million under International Financial Reporting Standards, down from an IFRS-restated EUR116 million a year earlier. Earnings per share came in at EUR0.41, down from EUR0.45.
The Haarlem, Netherlands-based company, which is best known for its ACNeilsen television ratings in the U.S., reported a 6% rise in earnings before interest, tax, depreciation and amortization, or EBITDA. The number closely watched by analysts rose to EUR296 million from EUR280 million.
Analysts were generally upbeat on the results.
Fortis analyst Mariska Zonneveld said VNU’s first half results were “robust,” driven by “very strong growth at the Media Measurement Information unit.” She said it’s also positive that VNU expects improved sales momentum at its Media Information unit in the second half. Zonneveld has a reduce rating on the stock but said her estimates are on an upward review.
At 0744 GMT VNU shares were trading up 2.9% or EUR0.69 at EUR24.74, outperforming a broadly higher AEX market.
Group sales in the first half were up 2% to EUR1.65 billion, from EUR1.62 billion a year ago. Organic sales growth, which strips out acquisitions, was 6%, meeting a target the company gave last month.
VNU said it expects to achieve around 6% organic sales growth for the remainder of the year, while organic EBITDA growth for the full year would be in the low, double-digits. EPS is expected to be between EUR0.85 and EUR0.90.
“I am very pleased with our first-half performance, as we continue to make progress on our key growth initiatives and take steps to create the world’s leading market intelligence company” said Chief Executive Officer Rob van den Bergh in a statement.
“Each of our business groups is healthy and performing well, as client demand continues to grow for the information and services we provide,” van den Bergh added.
VNU said organic growth in Media Measurement and Information was up 11%, driven primarily by Nielsen Media Research in the U.S. and NetRatings. For the full year, VNU sees this unit growing organically by “at least” 10%.

The Marketing Information unit reported 4% organic growth in the first half, driven by strong developing and emerging markets. It said slower growth in Europe due to “difficult” market conditions have weighed. VNU sees full year growth at this unit between 4%-5%.
VNU saw 3% organic growth at its Business unit, primarily driven by U.S. trade show business. This offset “still difficult market conditions” for the company’s trade magazines, particularly in the music industry.
VNU said it would buy IMS Health last month in one of the biggest moves to consolidate in this growing industry. The takeover, which will almost double VNU’s size but won’t be finalized until the beginning of next year, “is on track”, said chief financial officer Rob Ruijter, speaking to reporters Wednesday.
VNU said Wednesday it will pay an interim EUR0.12 per common share cash dividend August 23.
Company Web site: http://www.vnu.com
—By Roberta Cowan, Dow Jones Newswires; 31 20 626 0770; roberta.cowan@dowjones.com [ 10-08-05 0754GMT ]
DJI0000020050810e18a000l1

     Dutch VNU first half profit falls to €105 million on weak dollar, taxes
195 words
09:43 am, 10/08/2005
Associated Press Newswires
English
(c) 2005. The Associated Press. All Rights Reserved.
THE HAGUE, Netherlands (AP) — Dutch media company VNU NV, the owner of Nielsen Media Research, on Wednesday reported a 10-percent drop in first half profit to €105 million, due to the weak dollar and higher tax charges.
VNU booked net profit attributable to shareholders of €116 million for the first half of 2004. Revenue in the latest reporting period rose 2 percent to €1.65 billion from €1.62 billion a year earlier, while earnings per share slipped 9 percent to €0.41 (US$0.51).
The Haarlem-based company announced plans in July to acquire U.S.-based health care data provider IMS Health Inc. in a deal worth €5.8 billion. It is expected to close in the first quarter of 2006.
Earnings before interest, taxes, depreciation and amortization (EBITDA) — an indicator of a company’s cash flow — rose 6 percent.
VNU said in a statement Wednesday that it expects revenue growth of 6 percent over the whole of 2005, but that earnings per share will slip to between €0.85 and €0.90 from €.95 in 2004.
APRS000020050810e18a000y7

     VNU 1H 05 Sales EUR1.65B Vs EUR1.62B
2227 words

07:30 am, 10/08/2005

Dow Jones International News
English
(c) 2005 Dow Jones & Company, Inc.
Corrected August 10, 2005 02:47 ET (06:47 GMT) [ 10-08-05 0530GMT ]
Edited Press Release
AMSTERDAM (Dow Jones)—VNU, (38987.AE) a leading global information and media company, Wednesday reported strong first-half results, with all groups delivering solid performances, particularly VNU Media Measurement & Information, which generated double-digit organic revenue and EBITDA growth.
As of January 1, 2005, VNU adopted International Financial Reporting Standards (IFRS), in accordance with European Union regulations. All comparatives have been restated on the same basis, except for IAS 32/39. Further information on the impact of IFRS can be found in our press release dated August 9, 2005 and on the VNU website at www.vnu.com/investors .
For the first six months of 2005, VNU grew its organic revenue by 6%, while organic EBITDA increased by 11% (organic growth excludes the impact of currency exchange differences and acquisitions and divestitures). CEO Commentary: “I am very pleased with our first-half performance, as we continue to make progress on our key growth initiatives and take steps to create the world’s leading market intelligence company”, said Rob van den Bergh, chairman and CEO. “Each of our business groups is healthy and performing well, as client demand continues to grow for the information and services we provide.” Van den Bergh went on to comment about the performance of VNU’s business groups: “Our Media Measurement & Information (MMI) group was a particularly strong performer in the first half, delivering robust, double-digit growth at the top and bottom lines. Nielsen Media Research continued to expand its TV ratings service in the U.S., both nationally and locally. Nielsen also is developing many promising new audience and advertising measurement services, and is building a stronger international TV ratings business through a new joint venture, AGB Nielsen Media Research. Revenue at NetRatings, meanwhile, continues to grow as demand increases for its Internet audience and advertising measurement services.
“Marketing Information (MI) achieved steady growth in line with expectations, as nearly all ACNielsen regions turned in good performances. Growth was particularly strong in the developing markets of Eastern Europe, Asia and Latin America. In ACNielsen’s Europe region, however, the business grew slowly in the face of difficult economies, even as it invested during the first half in the roll-out of its new data factory and the introduction of expanded retailer services and panel capabilities, all of which should accelerate growth and profitability over the long-term. With the need for consumer insights growing, the expansion of ACNielsen’s global consumer panel business, in particular, will be a key driver of our success.
“We expect MI results to improve in the second half, as new retail measurement and panel capabilities come on line, and the Advisory Services division introduces new analytical and forecasting services that address critical client needs. Second-half comparisons also will be favorably impacted by the timing of these investments, which began in the second half of 2004.
“The Business Information (BI) group performed well, fueled by continuing growth in our trade show business, which accounts for the great majority of the group’s EBITDA. Key trade publications - such as Intermediair, Accountancy Age, Adweek and The Hollywood Reporter — also delivered improved results, while other magazines continued to deliver mixed results because of generally lackluster advertising markets in the industries we serve in the U.S. and Europe. Looking to the future, we continue to introduce new trade shows and expand existing concepts into new markets, and develop new e-media platforms, rich data and other information services that should spur additional growth.”
Outlook: For 2005 as a whole, VNU expects to achieve organic revenue growth of approximately 6%, and organic EBITDA growth in the high single digits, after excluding the negative full-year impact in 2004 of restructuring provisions of EUR 38 million and real estate gains of EUR 14 million. Including these items, 2005 full-year organic EBITDA growth is expected to be in the low double digits. Within its business groups, on an organic basis, VNU expects MI to achieve 4% — 5% revenue growth; MMI to deliver at least 10% revenue growth; and BI to produce approximately 4% revenue growth.
For the full year, VNU expects earnings per share in the range of EUR 0.85 to EUR 0.90, excluding the impact of currency fluctuations and financial gains and losses.
“I believe that VNU is in a very strong position, with excellent growth prospects for the balance of the year and beyond,” said Van den Bergh. “Our company is highly focused with three strong legs, and we will add another strong leg when we complete our recently announced merger with IMS. We are creating a true leader in market intelligence, with strong capabilities to meet the growing need for more and better consumer-focused information and insight. I am very optimistic about the future and our ability to deliver superior value and returns to our shareholders in the long term.”
On a reported basis, revenue for the first half increased 2% to EUR 1,648 million from EUR 1,623 million, and EBITDA was up 6% to EUR 296 million from EUR 280 million. Reported profit for the half year was negatively impacted by currency translation effects.
On an organic basis, however, revenues increased 6% and EBITDA grew 11%. EBITDA growth benefited slightly from a favorable comparison with the prior year, when a MI restructuring charge, offset by the release of a real estate provision, resulted in a net negative impact to EBITDA of EUR 4 million.
In Marketing Information, the first half of 2005, organic revenue for the Marketing Information group was up slightly more than 4%, with nearly all ACNielsen regions delivering solid growth. Growth was especially strong in the developing markets of Asia, Latin America and ACNielsen’s Emerging Markets region, which includes Eastern Europe. ACNielsen Europe, however, continued to experience slower growth as a result of difficult market conditions. In the second half of 2005, VNU expects the group’s revenue growth to accelerate, based on improved performance in Europe, the introduction of several new Advisory Services products and the continued expansion of ACNielsen’s consumer panels, resulting in full-year growth of approximately 4% — 5%.
Organic EBITDA grew 19%, and EBITDA margins increased to 12.9% from 11.5% in the first half of 2004.
Prior-year comparisons were impacted by the accounting treatment of Atlas restructuring charges under IFRS, which caused some EUR 19 million of Atlas expenses to be shifted from 2003 to 2004. Excluding the impact of this accounting change, EBITDA growth was essentially flat in the first half as the group continued to invest in panel expansion and new retailer initiatives, and incurred start-up costs for the introduction of the new data factory in Europe.
The second half of 2005 will show further improvement in EBITDA, driven by an overall increase in organic revenue growth — most notably from Europe and Advisory Services — and only a modest increase in expenses over the prior year, as spending in the business slows from the first half of 2005.
During the first half, ACNielsen successfully launched the new data factory in its first European market, the Netherlands. Operational deployment is now underway in Belgium and France, and is beginning in the U.K. The company continues to expect the full roll-out of the factory to be completed by mid-2007. ACNielsen also remains on track with the expansion of its U.S. Homescan consumer panel. The expansion, which will more than double the size of the panel to 125,000 households by October 2005, is expected to favorably impact second-half revenue.
After a slow first quarter and a better second quarter, growth within Advisory Services is expected to accelerate in the second half, as performance picks up in its business units and new products and services begin to produce results. Advisory Services continues to develop advanced, high-value services. Its first product launch, DecisionSmart, is performing well in the marketplace, and a second product, Launch Manager, is expected to be introduced in the second half of 2005.
Media Measurement & Information delivered organic revenue growth of 11% in the first half, driven by strong performances from Nielsen Media Research in the U.S., and from NetRatings. Organic EBITDA grew 19% versus the prior year.
For the full year, VNU expects the group’s organic revenues to grow at least 10%.
Nielsen Media Research had a strong first half, as the business continued to grow on the strength of its National Sample expansion in the U.S., and the introduction of Local People Meter service in New York, Los Angeles, Chicago and San Francisco during 2004 (Local People Meter service was introduced in Philadelphia and Washington, D.C. in mid-2005).
Outside of North America, Nielsen’s television audience measurement (TAM) business is now part of the 50-50 joint venture, AGB Nielsen Media Research, the results of which are recorded as a “share of profit of associates and joint ventures”.
NetRatings, VNU’s 60%-owned Internet audience and advertising measurement business, delivered strong revenue growth in the first half. Results were driven by growth from the NetView audience measurement service in the U.S., the expansion of the MegaPanel service to measure e-commerce activity, and a strong performance from SiteCensus products, used to measure web site ROI. The company’s EBITDA loss in the first half was EUR 2.1 million, compared with EUR 3.6 million in the prior year.
Business Information achieved 3% organic revenue growth and 15% organic EBITDA growth in the first half, driven by the continued strong performance of its U.S. trade show business, good performances from such magazines as Adweek and The Hollywood Reporter, and a strong increase in recruitment advertising in European trade magazines, especially in the Netherlands (Intermediair) and the U.K. (Accountancy Age). [ 10-08-05 0549GMT ]
In the U.S., strong organic revenue growth in trade shows was partly offset by the still-difficult market conditions in some industry segments served by VNU’s trade publications, particularly the music industry, and the sale of some magazine titles.
In Europe, the strong increase in the recruitment advertising markets was partly offset by sluggish display advertising markets, especially in France, Italy, Germany and the United Kingdom. VNU expects business conditions in the European recruitment market to be more difficult in the second half.
Under the category Other, corporate overhead is included under this heading. The year-over-year comparison was negatively impacted by the release in 2004 of a provision of EUR 14 million related to New York real estate, and by EUR 3 million of costs in 2005 related to VNU’s conversion to IFRS and preparation for a U.S. listing.
Under the category acquisitions and divestitures: In the first half of 2005, VNU spent a net amount of EUR 92 million on acquisitions and divestitures. In March 2005, VNU transferred its television audience measurement business outside North America into the 50-50 joint venture, AGB Nielsen Media Research. The Business Information group in the U.S. divested several trade magazine titles in its Food and Beverage segment.
On July 11, 2005, VNU announced a merger with IMS Health with a transaction value of EUR 5.8 billion, and expects to close the deal during the first quarter of 2006.
VNU’s net debt currently stands at EUR 1.1 billion; the company used more than half of the proceeds (EUR 2.0 billion) from the divestiture of the Directories group in 2004 to reduce outstanding gross debt via a debt buy-back program completed in January 2005.

As a result of the debt reduction, net interest expense decreased to EUR 51 million from EUR 66 million.
In the first half of 2005, VNU’s effective tax rate was 23%. The tax rate under IFRS is influenced by the release of the deferred tax liability recognized in relation to the amortization of other intangible assets and non-taxable items such as preferred dividend and share-based payments. For the full year 2005, VNU expects its effective tax rate to be approximately 24%.
Capital expenditures (including software) amounted to EUR 84 million in the first half of 2005, and are expected to be between EUR 190 million and EUR 210 million for the full year of 2005.
As previously announced in the company’s press release of July 27, 2005, VNU has changed its dividend policy to bring it more in line with international practices. Shareholders will now receive a cash dividend only, whereas previously they had a choice between a cash dividend and a stock dividend payable in common shares.
For the financial year 2005, VNU will pay an interim dividend of EUR 0.12 per common share. The interim dividend on these shares, which is not indicative of the amount of our final dividend, will be payable on August 23, 2005.
For the 7% preferred shares, an interim dividend of EUR 0.64 will be paid.
Company Web site: http://www.vnu.com . [ 10-08-05 0549GMT ]
VNU 1H 05 EBITDA EUR296M Vs EUR280M
(The headline “VNU 1H 05 EBITA EUR296M Vs EUR280M” published at 0530 GMT misstated the type of earnings.) [ 10-08-05 0647GMT ]
DJI0000020050810e18a0009m

     VNU Delivers Strong Organic Revenue and EBITDA Growth in 2005 First Half
5040 words
07:30 am, 10/08/2005
Business Wire
English
(c) 2005 Business Wire. All Rights Reserved.
HAARLEM, The Netherlands — (BUSINESS WIRE) — Aug. 10, 2005 — VNU N.V.(ASE:VNU)
— Organic revenues rise 6%, with all groups contributing
— Organic EBITDA up 11%
— Outlook for full year 2005:
— Organic revenue growth of approximately 6%
— Organic EBITDA growth at approximately the same level as first half 2005
— EPS expected to be in the range of EUR 0.85 — EUR 0.90 (see ‘Outlook’, page 3)

— Proposed VNU-IMS merger on track

	first half	first half
Amounts x EUR 1 million	2005	2004	change %
			reported	at constant
				currencies(c)

Revenues	1,648	1,623	2%	6	%(b)

EBITDA	296	280	6%	11	%(b)

Operating profit (EBIT)	176	161	9%	15	%(b)

Profit for the period	105	114	-/- 8%	-/- 3	%(a)

Earnings per share (x EUR 1)	0.41	0.45	-/- 9%	-/- 2	%(a)

EBITDA as a percentage of revenues	17.9%	17.3%	60 basis points

(a)	Excludes World Directories in 2005

(b)	Excluding acquisitions / divestitures (World Directories and others)

(c)	2005 actuals recalculated against 2004 currency exchange rates
International Financial Reporting Standards (IFRS)
As of January 1, 2005, VNU adopted International Financial Reporting Standards (IFRS), in accordance with European Union regulations. All comparatives have been restated on the same basis, except for IAS 32/39. Further information on the impact of IFRS can be found in our press release dated August 9, 2005 and on the VNU website at www.vnu.com/investors .
VNU, a leading global information and media company, today reported strong first-half results, with all groups delivering solid performances, particularly VNU Media Measurement & Information, which generated double-digit organic revenue and EBITDA growth.
For the first six months of 2005, VNU grew its organic revenue by 6%, while organic EBITDA increased by 11% (organic growth excludes the impact of currency exchange differences and acquisitions and divestitures).
CEO Commentary
“I am very pleased with our first-half performance, as we continue to make progress on our key growth initiatives and take steps to create the world’s leading market intelligence company”, said Rob van den Bergh, chairman and CEO. “Each of our business groups is healthy and performing well, as client demand continues to grow for the information and services we provide.”
Van den Bergh went on to comment about the performance of VNU’s business groups:

“Our Media Measurement & Information (MMI) group was a particularly strong performer in the first half, delivering robust, double-digit growth at the top and bottom lines. Nielsen Media Research continued to expand its TV ratings service in the U.S., both nationally and locally. Nielsen also is developing many promising new audience and advertising measurement services, and is building a stronger international TV ratings business through a new joint venture, AGB Nielsen Media Research. Revenue at NetRatings, meanwhile, continues to grow as demand increases for its Internet audience and advertising measurement services.
“Marketing Information (MI) achieved steady growth in line with expectations, as nearly all ACNielsen regions turned in good performances. Growth was particularly strong in the developing markets of Eastern Europe, Asia and Latin America. In ACNielsen’s Europe region, however, the business grew slowly in the face of difficult economies, even as it invested during the first half in the roll-out of its new data factory and the introduction of expanded retailer services and panel capabilities, all of which should accelerate growth and profitability over the long-term. With the need for consumer insights growing, the expansion of ACNielsen’s global consumer panel business, in particular, will be a key driver of our success.
“We expect MI results to improve in the second half, as new retail measurement and panel capabilities come on line, and the Advisory Services division introduces new analytical and forecasting services that address critical client needs.
Second-half comparisons also will be favorably impacted by the timing of these investments, which began in the second half of 2004.
“The Business Information (BI) group performed well, fueled by continuing growth in our trade show business, which accounts for the great majority of the group’s EBITDA. Key trade publications — such as Intermediair, Accountancy Age, Adweek and The Hollywood Reporter — also delivered improved results, while other magazines continued to deliver mixed results because of generally lackluster advertising markets in the industries we serve in the U.S. and Europe. Looking to the future, we continue to introduce new trade shows and expand existing concepts into new markets, and develop new e-media platforms, rich data and other information services that should spur additional growth.”
Outlook
For 2005 as a whole, VNU expects to achieve organic revenue growth of approximately 6%, and organic EBITDA growth in the high single digits, after excluding the negative full-year impact in 2004 of restructuring provisions of EUR 38 million and real estate gains of EUR 14 million. Including these items, 2005 full-year organic EBITDA growth is expected to be in the low double digits. Within its business groups, on an organic basis, VNU expects MI to achieve 4% — 5% revenue growth; MMI to deliver at least 10% revenue growth; and BI to produce approximately 4% revenue growth.
For the full year, VNU expects earnings per share in the range of EUR 0.85 to EUR 0.90, excluding the impact of currency fluctuations and financial gains and losses.
“I believe that VNU is in a very strong position, with excellent growth prospects for the balance of the year and beyond,” said Van den Bergh. “Our company is highly focused with three strong legs, and we will add another strong leg when we complete our recently announced merger with IMS. We are creating a true leader in market intelligence, with strong capabilities to meet the growing need for more and better consumer-focused information and insight. I am very optimistic about the future and our ability to deliver superior value and returns to our shareholders in the long term.”
FINANCIAL RESULTS
On a reported basis, revenue for the first half increased 2% to EUR 1,648 million from EUR 1,623 million, and EBITDA was up 6% to EUR 296 million from EUR 280 million. Reported profit for the half year was negatively impacted by currency translation effects.

On an organic basis, however, revenues increased 6% and EBITDA grew 11%. EBITDA growth benefited slightly from a favorable comparison with the prior year, when a MI restructuring charge, offset by the release of a real estate provision, resulted in a net negative impact to EBITDA of EUR 4 million.
Performance by Business Group

	first half 2005		first half 2004
Amounts x EUR 1 million	Revenues	EBITDA	Revenues	EBITDA

Marketing Information	885	114	873	100
Media Measurement & Information	451	124	434	116
Business Information	313	59	316	49
Other	-/- 1	-/- 1	—	15

Total continuing operations	1,648	296	1,623	280

MARKETING INFORMATION

Amounts x EUR 1 million	First half	First half	% change
	2005	2004
			reported	organic

Revenues	885	873	1%	4%

EBITDA	114	100	14%	19%

In the first half of 2005, organic revenue for the Marketing Information group was up slightly more than 4%, with nearly all ACNielsen regions delivering solid growth. Growth was especially strong in the developing markets of Asia, Latin America and ACNielsen’s Emerging Markets region, which includes Eastern Europe. ACNielsen Europe, however, continued to experience slower growth as a result of difficult market conditions. In the second half of 2005, VNU expects the group’s revenue growth to accelerate, based on improved performance in Europe, the introduction of several new Advisory Services products and the continued expansion of ACNielsen’s consumer panels, resulting in full-year growth of approximately 4% — 5%.
Organic EBITDA grew 19%, and EBITDA margins increased to 12.9% from 11.5% in the first half of 2004.
Prior-year comparisons were impacted by the accounting treatment of Atlas restructuring charges under IFRS, which caused some EUR 19 million of Atlas expenses to be shifted from 2003 to 2004. Excluding the impact of this accounting change, EBITDA growth was essentially flat in the first half as the group continued to invest in panel expansion and new retailer initiatives, and incurred start-up costs for the introduction of the new data factory in Europe.
The second half of 2005 will show further improvement in EBITDA, driven by an overall increase in organic revenue growth — most notably from Europe and Advisory Services — and only a modest increase in expenses over the prior year, as spending in the business slows from the first half of 2005.
During the first half, ACNielsen successfully launched the new data factory in its first European market, the Netherlands. Operational deployment is now underway in Belgium and France, and is beginning in the U.K. The company continues to expect the full roll-out of the factory to be completed by mid-2007.

ACNielsen also remains on track with the expansion of its U.S. Homescan consumer panel. The expansion, which will more than double the size of the panel to 125,000 households by October 2005, is expected to favorably impact second-half revenue.
After a slow first quarter and a better second quarter, growth within Advisory Services is expected to accelerate in the second half, as performance picks up in its business units and new products and services begin to produce results. Advisory Services continues to develop advanced, high-value services. Its first product launch, DecisionSmart, is performing well in the marketplace, and a second product, Launch Manager, is expected to be introduced in the second half of 2005.
MEDIA MEASUREMENT & INFORMATION

Amounts x EUR 1 million	First half	First half
	2005	2004	% change

			reported	organic

Revenues	451	434	4%	11%

EBITDA	124	116	7%	19%

Media Measurement & Information delivered organic revenue growth of 11% in the first half, driven by strong performances from Nielsen Media Research in the U.S., and from NetRatings. Organic EBITDA grew 19% versus the prior year.
For the full year, VNU expects the group’s organic revenues to grow at least 10%.
Nielsen Media Research had a strong first half, as the business continued to grow on the strength of its National Sample expansion in the U.S., and the introduction of Local People Meter service in New York, Los Angeles, Chicago and San Francisco during 2004 (Local People Meter service was introduced in Philadelphia and Washington, D.C. in mid-2005).
Outside of North America, Nielsen’s television audience measurement (TAM) business is now part of the 50-50 joint venture, AGB Nielsen Media Research, the results of which are recorded as a “share of profit of associates and joint ventures”.
NetRatings, VNU’s 60%-owned Internet audience and advertising measurement business, delivered strong revenue growth in the first half. Results were driven by growth from the NetView audience measurement service in the U.S., the expansion of the MegaPanel service to measure e-commerce activity, and a strong performance from SiteCensus products, used to measure web site ROI. The company’s EBITDA loss in the first half was EUR 2.1 million, compared with EUR 3.6 million in the prior year.
BUSINESS INFORMATION

Amounts x EUR 1 million	First half	First half	% change
	2005	2004
			reported	organic

Revenues	313	316	-/- 1%	3%

EBITDA	59	49	20%	15%

Business Information achieved 3% organic revenue growth and 15% organic EBITDA growth in the first half, driven by the continued strong performance of its U.S. trade show business, good performances from such magazines as Adweek and The Hollywood Reporter, and a strong increase in recruitment advertising in European trade magazines, especially in the Netherlands (Intermediair) and the U.K. (Accountancy Age).
In the U.S., strong organic revenue growth in trade shows was partly offset by the still-difficult market conditions in some industry segments served by VNU’s trade publications, particularly the music industry, and the sale of some magazine titles.
In Europe, the strong increase in the recruitment advertising markets was partly offset by sluggish display advertising markets, especially in France, Italy, Germany and the United Kingdom. VNU expects business conditions in the European recruitment market to be more difficult in the second half.
OTHER
Corporate overhead is included under this heading. The year-over-year comparison was negatively impacted by the release in 2004 of a provision of EUR 14 million related to New York real estate, and by EUR 3 million of costs in 2005 related to VNU’s conversion to IFRS and preparation for a U.S. listing.
Acquisitions and Divestitures
In the first half of 2005, VNU spent a net amount of EUR 92 million on acquisitions and divestitures. In March 2005, VNU transferred its television audience measurement business outside North America into the 50-50 joint venture, AGB Nielsen Media Research. The Business Information group in the U.S. divested several trade magazine titles in its Food and Beverage segment.
On July 11, 2005, VNU announced a merger with IMS Health with a transaction value of EUR 5.8 billion, and expects to close the deal during the first quarter of 2006.
Other Financial Items
VNU’s net debt currently stands at EUR 1.1 billion; the company used more than half of the proceeds (EUR 2.0 billion) from the divestiture of the Directories group in 2004 to reduce outstanding gross debt via a debt buy-back program completed in January 2005.
As a result of the debt reduction, net interest expense decreased to EUR 51 million from EUR 66 million.
In the first half of 2005, VNU’s effective tax rate was 23%. The tax rate under IFRS is influenced by the release of the deferred tax liability recognized in relation to the amortization of other intangible assets and non-taxable items such as preferred dividend and share-based payments. For the full year 2005, VNU expects its effective tax rate to be approximately 24%.
Capital expenditures (including software) amounted to EUR 84 million in the first half of 2005, and are expected to be between EUR 190 million and EUR 210 million for the full year of 2005.
Interim Dividend and Dividend Policy
As previously announced in the company’s press release of July 27, 2005, VNU has changed its dividend policy to bring it more in line with international practices. Shareholders will now receive a cash dividend only, whereas previously they had a choice between a cash dividend and a stock dividend payable in common shares.

For the financial year 2005, VNU will pay an interim dividend of EUR 0.12 per common share. The interim dividend on these shares, which is not indicative of the amount of our final dividend, will be payable on August 23, 2005.
For the 7% preferred shares, an interim dividend of EUR 0.64 will be paid.
Meetings and Conference Calls
On August 10, 2005, at 10:00 a.m. (CET) a combined analyst, investor and media meeting will be held in Amsterdam, the Netherlands. The meeting will be conducted in English and will be broadcast live via an audio-visual webcast on VNU’s corporate website, www.vnu.com.
Later that same day at 4:00 p.m. (GMT), a meeting will be held for investors and analysts in London, including a conference call. An audiotape of this conference call will be available on VNU’s Corporate website, www.vnu.com after the event.
For more information, please contact Mark Walter of Taylor Rafferty Associates, at +44 (0) 207 614 2900 or Laura Martin at +1 212 889 4350.

	June	Jan.	Dec.	June
	30,	1,	31,	30,
Amounts x EUR 1 million	2005	2005	2004	2004

Current assets
Cash and cash equivalents	1,519	2,804	2,161	415
Trade and other receivables	535	513	513	656
Other current assets	177	150	159	226

	2,231	3,467	2,833	1,297

Non-current assets
Goodwill	3,894	3,557	3,557	5,577
Other intangible assets	1,632	1,513	1,513	1,749
Property, plant and equipment	398	370	370	372
Investments accounted for using the equity method	130	47	47	246
Derivative financial instruments	405	580	—	—
Other financial assets	145	134	134	122
Deferred tax assets	271	239	237	277

	6,875	6,440	5,858	8,343

Total assets	9,106	9,907	8,691	9,640

Current liabilities
Trade and other payables	545	577	615	619
Deferred revenues	358	338	338	452
Income tax liabilities	23	43	43	40
Borrowings	770	810	167	706
Provisions for liabilities and charges	48	55	55	18

	1,744	1,823	1,218	1,835

Non-current liabilities
Borrowings	2,298	3,488	2,759	2,794
Provisions for liabilities and charges	569	572	572	635

	June	Jan.	Dec.	June
	30,	1,	31,	30,
Amounts x EUR 1 million	2005	2005	2004	2004

Deferred tax liabilities	554	449	449	616
Other non-current liabilities	168	162	162	178

	3,589	4,671	3,942	4,223

Total liabilities	5,333	6,494	5,160	6,058

Equity attributable to the equity holders of VNU
Issued capital	51	50	53	53
Additional paid-in capital	2,620	2,553	2,641	2,625
Other reserves	129	(164)	(130)	42
Retained earnings	882	895	888	788

	3,682	3,334	3,452	3,508
Minority interests	91	79	79	74

Total equity	3,773	3,413	3,531	3,582

Total equity and liabilities	9,106	9,907	8,691	9,640

CONSOLIDATED INCOME STATEMENT
(unaudited)

	First half	First half	Full year
Amounts x EUR 1 million	2005	2004	2004

Revenues	1,648	1,623	3,319
Other income	11	14	17

	1,659	1,637	3,336

Personnel costs	842	874	1,750

Raw materials and purchased services	346	345	702

Other operating expenses	175	138	294

Depreciation and amortization expenses	120	119	283

Other expenses	—	—	1

	1,483	1,476	3,030

Operating profit	176	161	306

Financial income	7	8	16

Financial costs	(57)	(51)	(110)

Other financial gains and (losses)	1	15	—

Profit before income taxes	127	133	212

	First half	First half	Full year
Amounts x EUR 1 million	2005	2004	2004

Income taxes	(29)	(15)	(40)

Share of profit of associates and joint ventures	7	(3)	(3)

Profit for the period from continuing operations	105	115	169

Profit for the period from discontinued operations	—	(1)	76

Profit for the period	105	114	245

Attributable to:

Equity holders of VNU	105	116	246

Minority interests	—	(2)	(1)

	105	114	245

Earnings per share for profit attributable to the equity holders of VNU during the year (expressed in EUR 1 per share)

Basic	0.41	0.45	0.95

Diluted	0.41	0.45	0.95

Earnings per share for profit from continuing operations attributable to the equity holders of VNU during the period (expressed in EUR 1 per share)

Basic	0.41	0.46	0.65

Diluted	0.41	0.46	0.65

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

	Other reserves
Amounts x EUR 1 million	Issued	Additional	Other
	capital	paid-in capital	reserves

Balance at December 31, 2004	53	2,641	22

Impact of IAS 32/39 adoption	(3)	(88)	11

Balance at January 1, 2005	50	2,553	33

Foreign currency rate differences
Dividends	1	67
Profit for the period

Shared-based compensation			10

	Other reserves
Amounts x EUR 1 million	Issued	Additional	Other
	capital	paid-in capital	reserves

Fair gains/(losses), net of tax:

- available-for-sale investments			17
- hedges			7

Balance at June 30, 2005	51	2,620	67

Balance at January 1, 2004	53	2,565	—

Foreign currency rate differences

Dividends		61

Profit for the period

Shared-based compensation			9

Other changes		(1)

Balance at June 30, 2004	53	2,625	9

Amounts x EUR 1 million	Cumulative	Retained	Minority	Total
	translation	earnings	interest
	adjustment

Balance at December 31, 2004	(152)	888	79	3,531

Impact of IAS 32/39 adoption	(45)	7	—	(118)

Balance at January 1, 2005	(197)	895	79	3,413

Foreign currency rate differences	399		12	411

Dividends		(109)		(41)

Profit for the period		105		105

Shared-based compensation				10

Fair gains/(losses), net of tax:

- available-for-sale investments		(9)		8
- hedges	(140)			(133)

Balance at June 30, 2005	62	882	91	3,773

Balance at January 1, 2004	—	784	74	3,476

Amounts x EUR 1 million	Cumulative	Retained	Minority	Total
	translation	earnings	interest
	adjustment

Foreign currency rate differences	33		2	35

Dividends		(113)		(52)

Profit for the period		116	(2)	114

Shared-based compensation				9
Other changes		1

Balance at June 30, 2004	33	788	74	3,582

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)	First half	First half	Full year
Amounts x EUR 1 million	2005	2004	2004

Cash Flows from Operating Activities
Profit for the period/year	105	114	245
Adjustments for:
Share-based compensation	10	9	22
Depreciation and amortization	120	124	250
Impairment charges	—	—	40
Interest income and expense	50	66	135
(Income) loss from disposals	(11)	(14)	(7)
Currency exchange differences on financial transactions	(7)	(11)	5
Other financial (gains) and losses	6	(4)	(4)
Income taxes	29	40	63
Share of profit of associates and joint ventures	(7)	(4)	(18)
Dividends received from associates and joint ventures	5	13	28

	195	219	514

	300	333	759

Change in assets and liabilities:
Net (increase)decrease trade and other receivables and other current assets	3	(22)	(40)
Net (decrease)increase current liabilities	(73)	(45)	(8)
Net (decrease)increase provisions and other non-current liabilities	(15)	13	14

	(85)	(54)	(34)

Cash generated from operations	215	279	725
Interest paid	(78)	(70)	(175)
Interest received	15	6	17
Income taxes paid	(26)	(60)	(114)

	(89)	(124)	(272)

(unaudited)	First half	First half	Full year
Amounts x EUR 1 million	2005	2004	2004

Net Cash provided by/(used in) Operating Activities	126	155	453

Cash Flows from Investing Activities
Acquisition of subsidiaries and associates	(83)	(46)	(83)
Divestiture of subsidiaries and associates	(9)	48	2,058
Investments in intangible assets	(35)	(44)	(96)
Investments in property, plant and equipment	(49)	(37)	(101)
Proceeds from the sale of property, plant and equipment	—	5	5
Other investing activities	(4)	1	(4)

Net Cash provided by/(used in) Investing Activities	(180)	(73)	1,779

Cash Flows from Financing Activities
Proceeds from long-term and short-term debt	—	82	83
Repayment of long-term and short-term debt	(1,332)	(185)	(565)
Proceeds from share issuance	—	—	—
Dividends paid	(41)	(52)	(66)
Payments to minority interests	2	(1)	11
Other financing activities	35	2	2

Net Cash provided by/(used in) Financing Activities	(1,336)	(154)	(535)

Net Increase / (Decrease) in Cash and Cash Equivalents	(1,390)	(72)	1,697

Cash and Cash Equivalents at the beginning of the period	2,161	481	481
Effect of foreign exchange rate changes	29	6	(17)

Cash and Cash Equivalents at the end of the period	1,519	415	2,161

Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents for balance sheet purposes	1,519

Overdraft bank accounts included In borrowings	(719)

Cash and cash equivalents for cash flow statement purposes	800

*T

BWR0000020050810e18a001ba

About IMS Health Incorporated
IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.
About VNU N.V.
VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).
Additional Information and Where to Find It
     This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.
Participants in Solicitation
     IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.
Regulation G Legend
This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.